UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

No. 1 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Launch and Pricing of Underwritten Secondary Offering

On September 6, 2017, Nomad Foods Limited (the “Company”) issued a press release announcing the launch of a registered underwritten public offering of up to 33,333,334 of the Company’s ordinary shares (the “Offering”) by certain funds managed by Pershing Square (the “Selling Shareholders”). On September 7, 2017, the Selling Shareholders priced the offering of the 33,333,334 ordinary shares of the Company at a price to the public of $14.30 per ordinary share. The Company has agreed to repurchase from the underwriters 7,063,643 shares of the 33,333,334 ordinary shares being sold by the Selling Shareholders at a price of $14.157, the price payable by the underwriters to the Selling Shareholders. As such, only 26,269,691 ordinary shares of the 33,333,334 ordinary shares being sold by the Selling Shareholders in the Offering will be sold to the public. The Company is not selling any ordinary shares in the Offering and will not receive any of the proceeds from the Offering. The Company will use cash on hand to fund the purchase of the ordinary shares.

Credit Suisse Securities (USA) LLC is acting as representative and book-running manager for the Offering. Barclays Capital Inc. and Jefferies LLC are acting as co-managers for the Offering.

In connection with Offering, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Credit Suisse Securities (USA) LLC, as representative of the several underwriters named in Schedule I thereto. The Underwriting Agreement contains customary representations, warranties and agreements of the Company, and customary conditions to closing, obligations of the parties and termination provisions. The Company has agreed to indemnify the underwriters and the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Copies of the press releases announcing the commencement and pricing of the Offering are furnished herewith as Exhibits 99.1 and 99.2, respectively.

The Offering is being made pursuant to the Company’s effective shelf registration statement on Form F-3 initially filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), including the prospectus contained therein, as supplemented by the preliminary prospectus supplement filed with the SEC on September 6, 2017.

The information contained in this Report on Form 6-K (other than the press releases furnished herewith) is incorporated by reference into the registration statements on (i) Form S-8 filed with the SEC on May 3, 2016 (File No. 333-211095) and (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Anja van Bergen-van Kruijsbergen
Name:	Anja van Bergen-van Kruijsbergen
Title:	General Counsel and Company Secretary

Dated: September 7, 2017

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on September 6, 2017 relating to the launch of an underwritten secondary offering.

99.2	Press Release issued by Nomad Foods Limited on September 7, 2017 relating to the pricing of an underwritten secondary offering.